Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Reporting Issuer

Almaden Minerals Ltd. (the “Issuer”) Suite 210 – 1333 Johnston Street Vancouver, B.C. V6H 3R9

Item 2.	Date of Material Change

December 11, 2018

Item 3.	Press Release

The News Release dated December 11, 2018 was disseminated via Marketwired.

Item 4.	Summary of Material Change

The Issuer reported a resource update and positive results from an independent Feasibility Study prepared in accordance with National Instrument 43-101 for its 100% owned Ixtaca precious metals deposit located in Puebla State, Mexico.

Item 5.	Full Description of Material Change

See attached Schedule “A” News Release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Morgan J. Poliquin, President and Chief Executive Officer, whose business telephone number is (604) 689-7644.

Item 9.	Date of report

January 24, 2019

ALMADEN MINERALS LTD. Per: “Morgan Poliquin” ______________________________ Morgan J. Poliquin President and Chief Executive Officer

Schedule “A”

NEWS RELEASE

December 11, 2018

Trading Symbols:

TSX: AMM; NYSE American: AAU

www.almadenminerals.com

ALMADEN REPORTS 42% AFTER-TAX IRR WITH 203,000 OZS GOLD EQUIVALENT PRODUCTION PER YEAR OVER FIRST 6 YEARS FROM FEASIBILITY STUDY FOR THE IXTACA PRECIOUS METALS PROJECT, mEXICO

Vancouver, B.C. Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report positive results of the independent Feasibility Study (the “Study”) prepared in accordance with National Instrument 43-101 (“NI 43-101”) for its 100% owned Ixtaca precious metals deposit, located in Puebla State, Mexico. The Study and resulting mine plan incorporate significant changes from an earlier Pre-Feasibility Study published by the Company (see Almaden news release of April 3rd, 2017) including filtered (dry stack) tailings, ore sorting, increased throughput and an improved mine schedule. Collectively the changes result in a reduced project footprint and improved economics.

All values shown are in $US.
Base case uses $1275/oz gold and $17/oz silver prices.

Gold and silver equivalency calculations assume 75:1 ratio.

Highlights

•	Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;

•	After-tax IRR of 42% and after-tax payback period of 1.9 years;

•	After-tax NPV of $310 million at a 5% discount rate;

•	Initial Capital of $174 million;

•	Conventional open pit mining with a Proven and Probable Mineral Reserve of 1.39 million ounces of gold and 85.2 million ounces of silver (See Table 2);

•	Pre-concentration uses ore sorting to produce a total of 48 million tonnes of mill feed averaging 0.77 g/t gold and 47.9 g/t silver (2.03 g/t gold equivalent over first 6 years, 1.41 g/t gold equivalent over life of mine);

•	Average LOM annual production of 90,800 ounces gold and 6.14 million ounces silver (173,000 gold equivalent ounces, or 12.9 million silver equivalent ounces);

•	Operating cost $716 per gold equivalent ounce, or $9.55 per silver equivalent ounce;

•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce.

•	Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage.

J. D. Poliquin, Chairman of Almaden stated, "We have advanced Ixtaca from our blind discovery in 2010 to its current position as an outstanding inventory of precious metals in a well-established mining jurisdiction with a very robust economic profile. Significant potential remains to increase resources through continued drilling of portions of the Ixtaca project that remain open as well as other targets on this largely unexplored property. In the meantime, we are looking forward to further developing this deposit through permitting and construction to demonstrate our commitment to modern, responsible mining and the potential for Ixtaca to be a strong economic engine for the Company and the region in which it is located."

Study

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake this Study. MMTS was responsible for mining, metallurgy, processing, infrastructure and the economic evaluation, APEX Geoscience Ltd. for exploration and drill data QA/QC, Giroux Consultants for the resources estimation, and SRK Consulting (U.S.), Inc. (“SRK”) for aspects related to geotechnical, tailings and water management.

Table 1 – Summary of the Economics of the Ixtaca Feasibility Study

	Amount
Pre-Tax NPV (5%)	$ 470 million
Pre-Tax IRR	57%
Pre-Tax Payback	1.6 Years
Post-Tax NPV (5%)	$310 million
Post-Tax IRR	42%
Post-Tax Payback	1.9 Years
Initial Capital	$ 174 million
Life of Mine	11 Years
Waste/ ROM ore ratio	4.5:1
	Years 1 - 6	Life of Mine (LOM)
Cash Operating Cost ($/AuEq oz.)	667	716
AISC ($/AuEq oz.)	810	850
Annual Gold production (000's oz.)	108	90
Annual Silver production (000's oz.)	7,071	6,160
Annual Gold equivalent production (000's oz.)	202	173
Average mill feed grade (g/t) Au	1.10	0.77
Average mill feed grade (g/t) Ag	69.3	47.9
Average mill feed grade (g/t) AuEq	2.03	1.41
1.	Economics assume a Gold Price of $1275/Oz and Silver Price of $17/Oz and are estimated on a 100% equity basis.

Geology and Mineral Resource Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly occurring as anastomosing (branching and re-connecting) vein zones hosted by limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. The wireframe models constructed to define the overall vein zones therefore contain interspersed irregular zones of barren limestone dilution. In this Study the limestone unit hosts 75% of the metal produced, the volcanic unit hosts 12% and the black shale unit hosts 13% on a gold-equivalent basis. The Mineral Resources for Ixtaca are presented in Table 2.

Table 2- Summary of Ixtaca Mineral Resources

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018. The Qualified person for the estimate is Gary Giroux, P.Eng.

2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t

3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of the date of this news release.

5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

Mine Plan

The Ixtaca gold-silver project is planned as a typical open pit mining operation using contractor mining. Initial production will ramp up to a mill feed rate of 7,650 tonnes per day followed by an expansion to 15,300 tonnes per day from Year 5 onwards.

An ore control system is planned to provide field control for the loading equipment to selectively mine ore grade material separately from the waste.

Mining operations will be based on 365 operating days per year with three 8 hour shifts per day.

Processing

The Study reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The Study also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the Volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to run of mine (ROM) grades. Table 3 shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

Table 3 Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine are summarized in Table 4 for each ore type.

Table 4 Average Life of Mine Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the Study has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below on “Community”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the Study, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock. These opportunities will be fully examined in 2019 as part of the Company’s commitment to best sustainable practices.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Mineral Reserve Estimate

Mineral Reserves in Table 5, have been developed by MMTS with an effective date of November 30, 2018, and are classified using the 2014 CIM Definition Standards. The Mineral Reserves are based on an engineered open pit mine plan.

Table 5 – Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

  Mineral Reserves have an effective date of November 30, 2018. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.
  The cut-off grade used for ore/waste determination is NSR>=$14/t
  All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
  Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.
  Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.
  Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
  Rounding as required by reporting guidelines may result in summation differences.

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided below under the heading “Forward-Looking Statements”.

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Table 6 – Initial Capital Costs ($ millions)

Mining	22.2
Process	80.2
Onsite Infrastructure	24.3
Offsite Infrastructure	7.5
Indirects, EPCM, Contingency and Owner’s Costs	39.9
Total	174.2

Table 7 – Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

Table 8 – LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The Study base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to this study.

Table 9 - Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca project. On December 9, 2018, Almaden hosted the most recent large-scale community meeting which was attended by over 800 people, including representatives of the new Federal Government in Mexico.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time a formal EVIS has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca project development.

The EVIS and subsequent work on the development of a Social Investment Plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the study to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

This extensive consultation has resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management. The Company looks forward to advancing further elements of the community Social Investment Plan as mine permitting and construction advance.

For more information on Almaden’s interactions with the local communities please visit http://www.almadenminerals.com/index.html and https://twitter.com/proixtaca?lang=en.

Economic Contributions

The Study anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this Study Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the Study.

•	Results from the ore sorting tests identified several opportunities to increase the ore sort efficiency and could result in a further increase in mill feed grades. These opportunities will be investigated with future test work.

•	Gold extraction recoveries in the minor black shale unit are currently impeded by the presence of carbonaceous material. Recent test work including carbon pre-flotation and ultra-fine gravity separation has demonstrated that the carbon can be liberated and removed with a significant improvement in gold recovery. This test work is ongoing and is expected to improve the black shale gold recovery.

•	Test work carried out on Ixtaca limestone waste rock samples concluded that Ixtaca limestone waste rock is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. Concrete produced with tests on Ixtaca limestone aggregate performed very well, achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 and 56 days.

Ixtaca is connected by 60 km of paved road to the industrial city Apizaco, 120 km of paved road to the state capital of Puebla, and 170 km of paved road to Mexico City.

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the project at no additional capital or operating cost to the project. There is also potential to sell some of the ROM waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

The Company is pursuing the optimization opportunities noted above and will shortly submit its environmental permit application to Mexican authorities.

A NI 43-101 technical report for this Study will be filed on SEDAR (www.sedar.com) within 45 days.

Qualified Persons, Quality Control and Assurance

The independent qualified persons responsible for preparing the Study are: Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS; Edward Wellman PE, PG, CEG and Clara Balasko, P.E. of SRK; Kris Raffle, P.Geo. of APEX Geoscience Ltd.; and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd.; all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this Study.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada. We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Forward Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “potential”, “confirm” or “does not anticipate”, “believes”, “contemplates”, “recommends” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute Forward-Looking Information to the extent that they involve estimates of the mineralization that may be encountered if the Ixtaca Project is developed. In preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.